

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

> **Re: Arrow Cars International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 28, 2012**
> **File No. 333-184611**

Dear Mr. Harris:

We have reviewed your amended registration statement and responses to our letter dated January 7, 2013 and have the following additional comments.

Summary of Our Offering, page 3

1. Please revise your disclosure to state that it is your belief that your rent to own program offers the numbered benefits on page 4.

Risk Factors, page 7

We are vulnerable to the current economic crisis which may negatively, page 11

2. We note your response to our prior comment 10 and reissue in part. Please revise to discuss how Spain's high unemployment rate and austerity measures could negatively affect your business. Alternatively, please tell us why you believe that it is not necessary to address such factors.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 20

3. We note your response to our comment 12. However, based on your disclosure in note 3, it appears ACI did not have any material operations and majority-voting control was transferred to ACSL. In this regard, the results of operations presented are substantially those of the surviving accounting acquirer. Therefore, we continue to believe that you should revise your discussion of operating results, for each of the periods presented, to include a robust comparative discussion of changes in your operating results, including the qualitative and quantitative factors impacting both revenue and expenses.

4. The budget disclosed in your plan of operations, beginning on page 26, does not appear to correspond with your use of proceeds table on page 15. Please revise for consistency, if necessary, and clarity regarding the source of the funds you intend to use to complete your business plan.

Proposed Milestones to Implement Our Business Operation, page 26

Approach Small to Medium Sized Business in Spain, page 27

5. We note your revised disclosure on page 27 that you believe that a minimum of ten companies will switch to your company. Please tell us the basis of such belief. In addition, please revise to disclose whether you have executed agreements with these companies, and, if you have not executed agreements with these companies, please revise to clarify here and on page 31 that there is no guarantee that you will obtain these new customers.

Expand Our Operation in Gibraltar, page 27

6. We note your disclosure on page 27 that you believe you can increase your client base in Gibraltar by a minimum of 200%. This disclosure is inconsistent with your disclosure on page 31 where you state that you believe that you can increase your client base in Gibraltar by a minimum of 300%. Please revise for consistency.

Principal Stockholders, page 43

7. We note that the number of shares beneficially owned by all officers and directors (22,950,000) appears to exceed the number of shares beneficially owned by Messrs. Harris and Conejo, your two officers and directors. Please revise or advise.

Consolidated Financial Statements

Statement of Operations, page F-3

Note 1- Background, page F-6

8. With regard to our comment 23, please clarify whether or not you make any guarantees regarding the residual value of your vehicles. For example, if a certain minimum residual value (irrespective of the condition of the vehicle) is applied toward the deposit required to begin a new "rent to own" contract, state the amount of this minimum guaranteed residual value.

Note 2- Basis of Presentation and Recently Issued Accounting Pronouncements, page F-7

Vehicles, page F-7

9. Please provide us with significant support regarding the appropriateness of using a straight line method for depreciating your vehicles, at a 16% rate, instead of depreciating your vehicles over an appropriate period and considering estimated residual value at the expected date of disposition.

Revenue Recognition, page F-8

10. We note your response to comment 25. However, we reissue our comment. You indicate that revenue is recognized upon execution of the agreement which provides for non-refundable thirty-six month lease terms. Generally, the customer only has the right to acquire title through payment of all required lease payments. However, based on the description of your current operations on page 5, it appears that a customer can terminate the rent-to-own contract and return the car at any time and, in this event, you cannot enforce collection for non-payment of future rents. Therefore, it is unclear why you believe it is appropriate to record an installment sale receivable upon execution of the 36-month lease agreement. For guidance related to installment sales, refer to ASC Topic 605-10-25-3. Please include a discussion of the applicability of this accounting literature in your response.

11. In your response to our comment 25, you indicate that the customer is contractually obligated to make all payments. However, please clarify whether or not your customer is contractually bound to continue to make all payments if they terminate the rent-to-own contract and return the vehicle. In particular, we note your disclosure, on page 5, that customers have the option to return the car without penalty. If you believe that you can enforce collection, please tell us how you can enforce the collection for non-payment of future rents if your customer returns the vehicle and thereby terminates the agreement.

12. In the description of your current operations on page 35, you state that no credit checks are performed. Therefore, it is unclear how you determined that collectability is reasonably assured, which is one of the four basic criteria required in order to recognize revenue. Please explain.

13. On a related matter, another criterion required in order to recognize revenue is that delivery occurred. In the description of how your rent-to-own program works, on page 36, you indicate that ownership of the vehicle is transferable to the customer upon receipt of the final payment. As such, it appears that delivery takes place at that time. Please tell us what consideration you gave to recognizing the sale of a vehicle upon transfer of title (rather than upon execution of a 36-month lease agreement.)

Jeremy Harris
Arrow Cars International Inc.
February 11, 2013
Page 4

14. Please tell us whether or not a customer has the right to sell the car to a third party, instead of returning the vehicle, and remitting payment to you for the remainder of the 36-month lease period.

15. On page 5, you indicate that full insurance is provided by you at the customer's expense. In this regard, please tell us how you determined that the risks of ownership have passed to the buyer when you provide the insurance for the vehicle. Please clarify whether you or your customer are the insured and covered party. In addition, please tell us whether you self-insure or use a third party provider of insurance coverage.

General

16. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

17. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        David E. Wise, Esq.